UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
July 2, 2010
Commission File Number: 000-50975
China Finance Online Co. Limited

(Translation of registrant’s name into English)
HONG KONG

(Jurisdiction of incorporation or organization)
9th Floor of Tower C, Corporate Square
NO.35 Financial Street, Xicheng District
Beijing, China 100033

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURE

EXHIBIT INDEX

EX-99.1 RESULTS OF 2010 ANNUAL GENERAL MEETING

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Finance Online Co. Limited
Date: July 2, 2010	By:	/s/ Jun Wang
		Name:	Jun Wang
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Results of 2010 Annual General Meeting